January 16, 2025

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road, Suite 420
Wexford Pennsylvania 15090

       Re: Coeptis Therapeutics Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284230
Dear David Mehalick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Denis Dufresne